                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                  Nuvelo, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    67072M103
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [X] Rule 13d-1(b)
   [_] Rule 13d-1(c)
   [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G
CUSIP NO. 67072M103

--------------------------------------------------------------------------------
 1)    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Wells Fargo & Company
       Tax Identification No. 41-0449260
--------------------------------------------------------------------------------
 2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3)    SEC USE ONLY

--------------------------------------------------------------------------------
 4)    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                     (5)  SOLE VOTING POWER

    NUMBER OF             See Item 4
     SHARES         ------------------------------------------------------------
                     (6)  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY              See Item 4
                    ------------------------------------------------------------
      EACH           (7)  SOLE DISPOSITIVE POWER

    REPORTING             See Item 4
      PERSON        ------------------------------------------------------------
                     (8)  SHARED DISPOSITIVE POWER
      WITH
                          See Item 4
--------------------------------------------------------------------------------
 9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       See Item 4
--------------------------------------------------------------------------------
10)    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       See Item 4
--------------------------------------------------------------------------------
12)    TYPE OF REPORTING PERSON

       HC
--------------------------------------------------------------------------------


---------------

*See Item 4

                                       13G
CUSIP NO. 67072M103

--------------------------------------------------------------------------------
 1)    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Wells Fargo Bank Indiana, N.A.
       Tax Identification No. 35-0783575
--------------------------------------------------------------------------------
 2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3)    SEC USE ONLY

--------------------------------------------------------------------------------
 4)   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
                     (5)  SOLE VOTING POWER

    NUMBER OF             See Item 4
     SHARES         ------------------------------------------------------------
                     (6)  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY              See Item 4
                    ------------------------------------------------------------
      EACH           (7)  SOLE DISPOSITIVE POWER

    REPORTING             See Item 4
      PERSON        ------------------------------------------------------------
                     (8)  SHARED DISPOSITIVE POWER
      WITH
                          See Item 4
--------------------------------------------------------------------------------
 9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       See Item 4
--------------------------------------------------------------------------------
10)    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       See Item 4
--------------------------------------------------------------------------------
12)    TYPE OF REPORTING PERSON

       BK
--------------------------------------------------------------------------------


---------------

*See Item 4

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Nuvelo, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           675 Alamanor Avenue
           Sunnyvale, CA  94085

Item 2(a)  Name of Person Filing:

           1.  Wells Fargo & Company
           2.  Wells Fargo Bank Indiana, N.A.

Item 2(b)  Address of Principal Business Office:

           1.  Wells Fargo & Company
               420 Montgomery Street
               San Francisco, CA 94104

           2.  Wells Fargo Bank Indiana, N.A.
               P.O. Box 960
               Fort Wayne, IN 46801-960

Item 2(c)  Citizenship:

           1.  Wells Fargo & Company: Delaware
           2.  Wells Fargo Bank Indiana, N.A.:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           67072M103

Item 3     The person filing is a:

           1. Wells Fargo & Company: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)
           2.  Wells Fargo Bank Indiana, N.A.: Bank as defined in Section 3(a)
               (6) of the Act

Item 4     Ownership:

           Wells Fargo & Company (the "Holding Company") may be deemed to beneficially own 5,265,821 shares of the common stock, par value $0.001 per share ("Common Stock"), of Nuvelo, Inc. ("Nuvelo") consisting of (1) 5,264,621 shares of Common Stock, including 722,528 shares of Common Stock issuable upon exercise of warrants, that Wells Fargo Bank Indiana, N.A. (the "Bank"), a subsidiary of the Holding Company, may be deemed to beneficially own as described below and (2) 1,200 shares of Common Stock that other Holding Company subsidiaries may be deemed to beneficially own (see Attachment A). The 5,265,821 shares of Common Stock that the Holding Company may be deemed to beneficially own represent about 6.8% of the shares of Common Stock outstanding as of October 31, 2003, assuming exercise of warrants for 722,528 shares of Common Stock.

           The Bank may be deemed to beneficially own 5,264,621 shares of Common Stock as a result of the voting trust agreement (the "Agreement") among the Bank, as trustee, and Sprout Capital VIII, L.P., Sprout Venture Capital, L.P., DLJ Capital Corporation, DLJ ESC II, L.P., and Donaldson, Lufkin & Jenrette, Inc. (each, including any other person or entity for which Trust Shares (as defined below) are held by the Bank, a "Holder"). The 5,264,621 shares of Common Stock that the Bank may be deemed to beneficially own represent about 6.8% of the shares of Common Stock outstanding as of October 31, 2003, assuming exercise of warrants for 722,528 shares of Common Stock.

           The following discussion of the Agreement is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 1 hereto and incorporated herein by reference.

           Under the Agreement, the Bank issues certificates ("Trust Certificates") to evidence shares of Common Stock and warrants to purchase Common Stock that have been transferred to and deposited with the Bank ("Trust Shares").

           Each warrant is currently exercisable by its Holder for all of the shares of Common Stock covered by the warrant. Shares of Common Stock issued upon exercise of a warrant will become Trust Shares under the Agreement.

           Under the Agreement, the Bank has the power to vote the Trust Shares as in its sole judgment it believes to be in the best interests of stockholders of Nuvelo, except that the Bank is required to vote the Trust Shares to prevent the election of more than one DLJ Affiliate (as defined in the Agreement) as a director of Nuvelo. The Bank also is required to exercise reasonable effort under the Agreement to ensure that no DLJ Affiliate exercises control over Nuvelo.

           Under the Agreement, Trust Shares may only be transferred as directed by the Holders or otherwise in accordance with the terms of the Agreement. Holders may not transfer Trust Shares unless the proposed transfer qualifies as an eligible transfer under the Agreement.

           The Agreement terminates on the earliest of (1) October 19, 2010, (2) the transfer of all Trust Shares in accordance with the Agreement or
           (3) the written election of the Holders of Trust Certificates representing at least 50% of the Trust Shares, provided that prior to such election certain conditions set forth in the Agreement have been met.

           Upon termination of the Agreement and the surrender by the Holders of their Trust Certificates to the Bank, the Bank will deliver certificates (or the equivalent evidence of ownership in the case of any unexercised warrants) to the Holders for the number of shares of Common Stock represented by the Trust Certificates surrendered.

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [_].

Item 6     Ownership of More than Five Percent on Behalf of Another Person:

           Under the Agreement described in Item 4, the Holders (as defined in Item 4) may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this report. At December 31, 2003, Sprout Capital VIII, L.P. held Trust Certificates for Trust Shares that represented more than 5% the shares of Common Stock outstanding as of October 31, 2003.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

           See Attachment A.

Item 8     Identification and Classification of Members of the Group:

           Not applicable.

Item 9     Notice of Dissolution of Group:

           Not applicable.

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 12, 2004

WELLS FARGO & COMPANY



By: /s/ Laurel A. Holschuh
    ----------------------------------------------
         Laurel A. Holschuh, Senior Vice President
          and Secretary

                                    AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo & Company on its own behalf and on behalf of Wells Fargo Bank Indiana, N.A.

Dated:  February 12, 2004

WELLS FARGO & COMPANY



By:  /s/ Laurel A. Holschuh
     ---------------------------------------------
         Laurel A. Holschuh, Senior Vice President
          and Secretary

WELLS FARGO BANK INDIANA, N.A.



By:  /s/ Roberta A. Jensen
     -------------------------------------
         Roberta A. Jensen, Vice President

                                  ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

         Wells Fargo Bank Indiana, N.A. (1)
         Wells Fargo Investments, LLC (2)(3)

     (1) Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).
     (2) Classified as a registered investment advisor in accordance with Regulation 13d-1(b)(1)(ii)(E).
     (3) Classified as a broker dealer in accordance with Regulation 13d-1(b)(1)(ii)(A).

                                    EXHIBITS

Exhibit 1: Voting Trust Agreement, dated as of October 19, 2000, by and among Sprout Capital VIII, L.P., Sprout Venture Capital, L.P., DLJ Capital Corporation, DLJ ESC II, L.P., Donaldson, Lufkin & Jenrette, Inc., and Wells Fargo Bank Indiana, N.A., incorporated by reference to Exhibit 1 to the Variagenics, Inc. Schedule 13G filed by the Reporting Persons on March 26, 2001.